DANIEL C. GUSENOFF
COUNSELLOR AT LAW
DIRECT DIAL - (617) 856-8172
EMAIL: DGUSENOFF@BRBILAW.COM


                                                              September 30, 2004

VIA EDGAR

Nasdaq Stock Market
Nasdaq Regulatory Filings
9600 Blackwell Road
Rockville, MD  20850

RE:      Form 6-K - Report of Foreign Private Issuer
         Futuremedia Public Limited Company
         -------------------------------------------

Ladies and Gentlemen:

         On behalf of Futuremedia Public Limited Company (the "Company"), please find enclosed for electronic filing through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) one complete copy with financial statements and exhibits of the Company's Annual Report on Form 20-F for the fiscal year ended April 30, 2004.

         If you have any questions regarding this matter, please do not hesitate to contact the undersigned.

                                              Very truly yours,

                                              BROWN RUDNICK BERLACK ISRAELS LLP


                                              By: /s/ Daniel C. Gusenoff
                                                  ------------------------
                                                  Daniel C. Gusenoff

DCG/sm
Enclosures
cc:   Mats Johansson, Chief Executive Officer
      Mark A. Dorff, Esq.